Banco Bilbao Vizcaya Argentaria, S.A.

Calle Azul 4

28050 Madrid

Spain

March 31, 2017

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of disclosure filed in Annual Report on Form 20-F under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Banco Bilbao Vizcaya Argentaria, S.A. has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ended December 31, 2016, which was filed with the U.S. Securities and Exchange Commission on March 31, 2017. This disclosure can be found on pages 64 and 65 of such Annual Report on Form 20-F and is incorporated by reference herein.

Respectfully submitted,

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:	/s/ Ricardo Gómez Barredo
Name:	Ricardo Gómez Barredo

Title:	Global Head of Accounting and Supervisors